UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

A. M. Castle & Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

148411101
(CUSIP Number)

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,045,519*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,045,519*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,519*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IA

* Includes 1,414,724 Shares underlying 5.25% Senior Secured Convertible Notes due 2019.

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,045,519*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,045,519*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,519*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON HC

* Includes 1,414,724 Shares underlying 5.25% Senior Secured Convertible Notes due 2019.

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,555
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Allan J. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,667
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Richard N. Burger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Robert L. Lerner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”).  This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On May 27, 2016, Raging Capital, Raging Master, William C. Martin, Kenneth H. Traub, Allan J. Young and Richard N. Burger entered into a Settlement Agreement with the Issuer (the “Settlement Agreement”) in connection with matters relating to the composition of the Board of Directors of the Issuer (the “Board”) and the 2016 annual meeting of stockholders of the Issuer (the “2016 Annual Meeting”).  Additionally, on May 27, 2016, the Reporting Persons terminated the Joint Filing and Solicitation Agreement, dated February 25, 2016.  Accordingly, Richard N. Burger and Robert L. Lerner are no longer members of a Section 13(d) group with each other or with Raging Capital, Raging Master, William C. Martin, Kenneth H. Traub and Allan J. Young.  Richard N. Burger and Robert L. Lerner shall cease to be Reporting Persons immediately after the filing of this Amendment No. 11.  Raging Capital, Raging Master, William C. Martin, Kenneth H. Traub and Allan J. Young will continue to file statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 27, 2016, Raging Capital, Raging Master, William C. Martin, Kenneth H. Traub, Allan J. Young and Richard N. Burger entered into the Settlement Agreement.  Pursuant to the terms of the Settlement Agreement, the Board agreed to nominate Richard N. Burger and Michael Sheehan for election as Class III directors at the 2016 Annual Meeting.  The Board also agreed to nominate Gary A. Masse for re-election as a Class III director at the 2016 Annual Meeting.  Brian P. Anderson and Reuben S. Donnelley will not stand for re-election at the 2016 Annual Meeting.

Raging Capital, Raging Master and Messrs. Martin, Traub, Young and Burger also agreed to customary standstill restrictions during the standstill period beginning on the date of the Settlement Agreement and ending on the date that is one day after the 2018 annual meeting of stockholders of the Issuer.

The foregoing description of the terms and conditions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

CUSIP NO. 148411101

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 31,656,955 Shares outstanding as of May 20, 2016, which is the total number of Shares outstanding based on information provided by the Issuer.

As of the close of business on the date hereof, by virtue of their relationships with Raging Master, each of Raging Capital and William C. Martin may be deemed to beneficially own (i) 4,630,795 Shares held by Raging Master and (ii) 1,414,724 Shares into which the 5.25% Senior Secured Convertible Notes due 2019 (the “New Convertible Notes”) held by Raging Master are convertible assuming such New Convertible Notes were converted into Shares on the date hereof, constituting in the aggregate approximately 18.3% of the Shares outstanding.

As of the close of business on the date hereof, Kenneth H. Traub directly owned 37,555 Shares (including 18,667 unvested restricted Shares that were awarded to him in his capacity as a director of the Issuer), constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Allan J. Young directly owned 18,667 unvested restricted Shares that were awarded to him in his capacity as a director of the Issuer, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Richard N. Burger and Robert L. Lerner did not own any Shares.

Each of Raging Capital, Raging Master and Messrs. Martin, Traub and Young, as a member of a “group” with the other for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other.  The filing of this Schedule 13D shall not be deemed an admission that Raging Capital, Raging Master and Messrs. Martin, Traub and Young are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of Raging Capital, Raging Master and Messrs. Martin, Traub and Young specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.  Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

(b)           Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master.

Kenneth H. Traub has the sole power to vote and dispose of 18,888 Shares directly owned by him and has the sole power to vote the 18,667 unvested restricted Shares directly owned by him.

Allan J. Young has the sole power to vote the 18,667 unvested restricted Shares directly owned by him.

(c)           The Reporting Persons have not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 10 to the Schedule 13D.

CUSIP NO. 148411101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Settlement Agreement defined and described in Items 2 and 4 above.

The Joint Filing and Solicitation Agreement was terminated by the Reporting Persons as discussed in Item 2 above.

On May 31, 2016, Raging Capital, Raging Master, William C. Martin, Kenneth H. Traub and Allan J. Young entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Settlement Agreement by and among A. M. Castle & Co., Raging Capital Management, LLC, Raging Capital Master Fund, Ltd., William C. Martin, Kenneth H. Traub, Allan J. Young and Richard N. Burger, dated May 27, 2016.

99.2	Joint Filing Agreement by and among Raging Capital Management, LLC, Raging Capital Master Fund, Ltd., William C. Martin, Kenneth H. Traub and Allan J. Young, dated May 31, 2016.

CUSIP NO. 148411101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2016	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ William C. Martin
		Name:	William C. Martin
		Title:	Chairman, Chief Investment Officer and Managing Member

Raging Capital Management, LLC

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Chairman, Chief Investment Officer and Managing Member

/s/ William C. Martin
William C. Martin

/s/ Richard N. Burger
Richard N. Burger

/s/ Robert L. Lerner
Robert L. Lerner

/s/ Kenneth H. Traub
Kenneth H. Traub

/s/ Allan J. Young
Allan J. Young